KUMMER KAEMPFER BONNER & RENSHAW ATTORNEYS AT LAW WWW.KKBR.COM	LAS VEGAS OFFICE SHERWOOD N. COOK scook@kkbr.com
LAS VEGAS OFFICE 3800 Howard Hughes Parkway Seventh Floor Las Vegas, NV 89109-0907 Tel: 702.792.7000 Fax: 702.796.7181	RENO OFFICE 5250 S. Virginia Street Suite 220 Reno, NV 89502-6000 Tel: 775.852.3900 Fax: 775.852.3982	SUMMERLIN OFFICE 3425 Cliff Shadows Parkway Suite 150 Las Vegas, NV 89129-5074 Tel: 702.693.4260 Fax: 702.939.8457

September 8, 2005

Mr. Owen Pinkerton
Mr. David H. Roberts
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:
Virgin River Casino Corporation, RBG, LLC and B & BB, Inc. (collectively, the "Company")
Pre-Effective Amendment No. 4 to Form S-4 filed September 8, 2005
File No. 333-123179

Dear Messrs. Pinkerton and Roberts:

The Company has received and reviewed the comments in the letter of the United States Securities and Exchange Commission (the "Commission") staff (the "Staff") dated August 25, 2005. The purpose of this letter is to provide the Company's response to those comments, most of which are contained in the Company's Pre-Effective Amendment No. 4 (the "Amendment") to the referenced Registration Statement on Form S-4, which the Company is filing with the Commission concurrently herewith.

General

1.
Update your financial statements pursuant to 3-12 of Regulation S-X.

  The Company has updated the financial statements accordingly.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.
Please revise your discussion under the monthly and yearly comparisons for Virgin River Casino Corporation, RBG, LLC and B & B B, Inc. to discuss the underlying drivers impacting the changes for all of the noted balances. We note for instance, but without limitation, that on page 45 you state that Hotel expenses decreased by 11.8% but you fail to note the reason for the change. Simply identifying the percent and dollar changes does not provide a sufficient basis to analyze your financial performance.

        The Company has revised the discussion throughout the six month and yearly comparisons identifying the underlying reasons for the changes identified.

Management, page 80

3.
We note your response to comment 2. Please revise this section to include in a footnote how management fees are determined.

        Footnote one has been added to page 82 of the Amendment to explain that the management fees are paid at the direction of Mr. Black and accrue quarterly, and that Mr. Black has advised the

Company that it is his present intention to charge the Company and collect management fees in the maximum amount permitted under the indentures and the Company's new senior secured credit facility. Also added is a statement describing Mr. Black's salary which is set by Mr. Black at an amount that he has advised the Company will not exceed industry standards.

Certain Relationships and Related Parties, page 86

4.
Please advise us whether you accrue Mr. Black's management fees on a quarterly basis. If yes, please revise to disclose his 2005 compensation as of June 30, 2005. Also, please revise to disclose how Mr. Black's compensation is determined. We note that in your response letter dated August 10, 2005, you state the "management fees are paid at the discretion of the Company's management." In your discussion on how Mr. Black's compensation was determined, please specifically note if Mr. Black was involved in determining the management fee that he was paid.

        Paragraphs on page 87 of the Amendment have been revised as generally described above in the Company's response to Staff's comment 3.

* * * * * *

        If you have any questions or require additional information, please do not hesitate to contact the undersigned at the telephone number listed above.

Sincerely,
KUMMER KAEMPFER BONNER & RENSHAW
/s/ SHERWOOD COOK
Sherwood N. Cook

SNC/mw
cc: Curt Mayer